UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People’s Republic of China
+86-571-82613568
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Resignation and Appointment of Independent Director

On March 23, 2026, Mr. Xiaoyang Li, an independent director of WORK Medical Technology Group LTD (the “Company”), resigned from the board of directors (the “Board”) and as a member of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and as the chairperson of the Compensation Committee of the Board, effective on the same date. Mr. Li’s resignation from the Board and the three committees was due to personal reasons.

To fill in the vacancy created by the resignation of Mr. Xiaoyang Li, on March 23, 2026, the Company extended a director offer letter to Dr. Qisheng Lin, who accepted the offer and signed a consent to act as a director of the Company. On March 23, 2026, the Board ratified and approved the appointment of Dr. Qisheng Lin to serve as an independent director of the Company, a member of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and as the chairperson of the Compensation Committee, effective as of March 23, 2026.

Dr. Lin has extensive experience in medicine and academic research. He has served as an Associate Professor in the Department of Nephrology at Renji Hospital, Shanghai Jiao Tong University School of Medicine, since January 2025, and as a Fellow in the same department since July 2024. He worked as an Associate Researcher at the Icahn School of Medicine at Mount Sinai in New York from October 2019 to January 2021. From July 2021 to June 2024, he completed his residency in the Department of Internal Medicine at Renji Hospital. Dr. Lin obtained his Ph.D. in Medicine from Shanghai Jiao Tong University School of Medicine in June 2021.

Dr. Lin does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. The Board has determined that Dr. Lin is an “independent director” as defined under Nasdaq Listing Rule 5605(a)(2).

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-289943) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: April 15, 2026	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Officer

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